     Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

The following will be posted on “Jeff’s Journal” in the Continental Airlines intranet web site on June 4, 2010:
“Ask Jeff” — June 2010
I received some questions on video about the United merger from CO co-workers in New Orleans. In this edition of “Ask Jeff,” I discuss why we had a different outcome on the merger decision this time compared to two years ago, how pensions are handled in a merger, and why the merger creates a better platform for the careers of Continental co-workers. I’ll stay in touch with more information about the merger as the process moves forward. (3:10)
[Link to Video Featuring Jeffery A. Smisek, Continental’s Chairman, President and Chief Executive Officer]
***
[Transcript of Video Featuring Mr. Smisek]
Q: Hi Jeff, Greg Hymel from New Orleans operations. My question is: In the forever changing airline industry, what was the major deciding factor with our merger with United as opposed to two years ago?
A: Greg, when we looked at merging with United two years ago, we were in a different world. The strategic fit of the two carriers — it’s the same. It made sense then; it makes sense now. But two years ago we were in a very different position in the world: The economy was declining; fuel prices were skyrocketing; the capital markets were closed. Neither carrier had a great deal of liquidity, and the financial and operational performance were different then as well. If you fast forward to today, again, the strategy makes sense. But we’ve got the economy recovering, the capital markets are open, our liquidity is better, their — that is, United’s — liquidity is better. Both of our financial performance is improving and their operational performance has improved quite a bit. So two years ago the risks outweighed the rewards. Now the rewards far outweigh the risks.
Q: Hi Jeff, this is Allan Duncan from New Orleans. The question I would like to ask is: Since United does not have a pension plan, what will happen to our pension plan?
A: Allan, the retirement plan that you have will stay in place and the lump sum that you have will stay in place with respect to that retirement plan. Going forward, some workgroups may want to negotiate a different form of retirement plan. That is, freeze their current retirement plan and keep the benefits of their old retirement plan and then, going forward, accrue new benefits under a different retirement plan like a 401k. But the retirement plan that you’ve got, and the benefits that you’ve earned through the date of the merger, or through the date that if you decide to negotiate a different type of plan, those benefits will continue and stay on and you get to keep them.
Q. Hi Jeff, this is Jeanne Holland in New Orleans. My question to you is: How does this merger provide a better future for Continental employees?
A: Jeanne, that’s a really good question. You know, since 9/11 we’ve been working hard — you’ve been working hard; I’ve been working hard; everybody’s been working hard — to eke out a hand-to-mouth existence. Whether it’s been H1N1, or SARS, or recession, or high fuel prices, or volcanoes — we’re just sort of living hand-to-mouth here. And the merger gives us an opportunity to create a great airline that will endure, that will provide job security, that will provide retirement security, that will provide profitability, will help us invest in our people and our products so we can stay competitive and have a bright future going forward. It’s a really exciting opportunity. It’s a once-in-a-lifetime opportunity and now is the right time to do it.
***

The following will be included in Continental’s “Daily News Update” to be circulated via email to employees and other selected individuals on June 4, 2010:
CO to work with Houston mayor’s panel on merger
Mayor Annise Parker has formed a panel of civic, business and educational leaders to advise the city of Houston on the impact of the CO-UA merger. Parker said the city is ready to support CO, but that she wants to have all of the needed information because the Houston area has much at stake in the merger.
After meeting with Jeff on Friday, the mayor told radio station KUHF that she and Jeff believe the number of jobs in Houston will grow over time because of Houston’s critical position in the combined airline’s system.
In a statement this week, Jeff said: “Continental looks forward to working with the mayor’s advisory panel, as Houstonians will benefit from our merger with United Airlines. After the merger, Continental will continue to be among the top private employers in Houston, and will continue to be a good corporate citizen, as we have always been. Our hub at Bush Intercontinental Airport will be the largest hub in the world’s most comprehensive airline network and serve as the premier gateway to Latin America. In fact, we expect net job gain in Houston over time through growth at Bush Intercontinental as we expand our Houston service as a result of the merger.”